Filed by US Airways Group, Inc.

Commission File No. 001-8444

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

The following is an interview with Doug Parker.

Charlie Rose: Every day in the United States, two million passengers board more than 30,000 flights. Doug Parker is the Chairman and CEO of US Airways. The company announced last month a plan to merge with American Airlines. If approved by regulators, it will create the nation’s largest carrier. Parker will take over as the chief executive of a combined company called American. Mergers have been the industry solution to the economic turbulence that has shaken aviation over the last decade. But they’re worries that consolidation will decrease competition and lead to higher fares. I’m very pleased to have Doug Parker here at this table for the first time. Welcome.

Doug Parker: Thank you very much, Charlie. Happy to be here.

Charlie Rose: Just tell me about the airline industry today. I mean, if you don’t consolidate, you die? Is that sort of where we are?

Doug Parker: No, we don’t need to consolidate or die. US Airways is doing very well stand alone. We just had record profits last year. It isn’t about survival, but it is about doing what’s best for our customers, for our employees, for the communities we serve. And there are, now, three airlines larger than us.

Charlie Rose: So you’ve got the big four right now.

Doug Parker: Exactly. Between—

Charlie Rose: Of which you will be the biggest?

Doug Parker: We will. But United and Delta are out there as a result of mergers, larger than either American or US Airways and this allows us to combine and create a third competitor that can compete against those two airlines, provide global service for people all over the world, and I think it’s good for competition.

Charlie Rose: We had Brian Moynihan, the CEO of Bank of America, and one of the conversations you have when you talk to bankers is too big to fail. Is there any sense in the airline industry you can be too big to fail?

Doug Parker: Well, I don’t know. We certainly have had a lot of failures in the airline business, irrespective of size. So I don’t think that’s the case. And again, while we’ll be the largest airline, we’re just marginally larger than United, marginally larger than Delta. Even as the largest we’ll only be 25% of the entire US capacity. So this isn’t talking about creating the kind of things we see in the banking industry in terms of scale and size. This is creating a third competitor to two airlines that are larger than us and giving customers one more choice.

Charlie Rose: You remember the famous letter to stockholders that Warren Buffet wrote?

Doug Parker: I think I do.

Charlie Rose: Basically, he lost his money, I think, in US Airways or didn’t do well or something, as did Julian Robertson as well, the Tiger Fund. And he basically in the letter to stockholders said I remembered or I’ve been told that it would have been better if they had shot Orville Wright.

Doug Parker: For investors.

Charlie Rose: For investors, yes.

Doug Parker: That was his view, yes. It’s been a long time since airlines have been profitable and been able to make returns to investors.

Charlie Rose: Why is that?

Doug Parker: Well, look, it’s a long history. You know, as a regulated business through 1978, and then we’ve gone through this very long deregulation process, and a lot of shake out, a lot of, you know, old-line airlines like the TWA’s, and the Pan Am’s, and the Eastern’s. A lot of new start-ups, the Southwest’s and the jetBlue’s of the world. So, a lot of, you know, over a long term a lot of restructuring that had to take place. I think we’re there. I think we’re getting there with this, again, with this merger, we’ll have three, it will be an intensely competitive business with three global hub and spoke airlines. But then Southwest flying point to point, jetBlue, Allegiant, Spirit, a lot of competition. But it’s a much better model for the long term for investors, for customers, for communities.

Charlie Rose: How about for employees?

Doug Parker: Oh absolutely.

Charlie Rose: Even though people say there will be a bunch of jobs lost here?

Doug Parker: Well, that’s not the case. The reality is in this, what’s really nice about this merger is we’re putting together two airlines that have very complementary networks.

Charlie Rose: Not overlapping but complementary?

Doug Parker: Yes. We have, we fly 900 routes within two airlines, only 12 of them where we compete against each other. We need all the airplanes. We need all the people. We plan to continue service to all the communities we serve today. And that’s not just—

Charlie Rose: So nobody is going to lose their job because of this merger?

Doug Parker: Well other than management. We are going to have redundant management. But that’s okay. I mean, it’s not okay, we don’t like that, but we’ll make sure the management people, who are a little more mobile than pilots and flight attendants, in terms of their ability to move into other jobs are taken care of. So we’ll have management reductions in staff.

Charlie Rose: You’re not talking about, like 5,000 people.

Doug Parker: Goodness, no. 1,000 maybe.

Charlie Rose: Okay.

Doug Parker: But as it relates to pilots and flight attendants, you know, we’re so certain of this, we’ve agreed to no furlough protection. Contractual agreements that we’re not going to furlough employees. We need all these employees. We need all the airplanes. And we’re happy about that. Furthermore, as it relates to our employees, because there is so much value created here we can provide not just a more secure future because of a stronger airline but we’re using some of the synergies we’re creating to give them higher compensation, which is why we have the full support of all the employees on both sides in this merger.

Charlie Rose: All unions supporting?

Doug Parker: Yes. We have pilots, flight attendants on both sides, union support and contractual commitment.

Charlie Rose: There is this question always when you have this kind of merger, and you’ve got two CEOs, Tom Horton is a friend of yours I assume.

Doug Parker: He is.

Charlie Rose: He’s a friendly rival. You’re competitors but friends.

Doug Parker: Yeah, we started together at American Airlines.

Charlie Rose: You’re both protégés of Bob Crandall.

Doug Parker: Yes sir.

Charlie Rose: So how do you decide who’s going to be the CEO?

Doug Parker: Well there is only room for one, you’re correct.

Charlie Rose: Yes, that’s hard.

Doug Parker: But look, as Tom would tell you if he was here, this isn’t about either of us. This is about what’s best for, what’s best for the airline, getting the two airlines together and getting this merger done, and through that process we had to come to agreement on which one of us, you know, was going to run it going forward.

Charlie Rose: Was there any consideration that American should go through bankruptcy first?

Doug Parker: Finish, get out of bankruptcy and then do the merger afterwards? There certainly was talk about that.

Charlie Rose: What was the advantage or not advantage?

Doug Parker: In the case of US Airways’ perspective was there was a lot we could do while we were in, while the company was in. What you wouldn’t want to do is have the company emerge and come back and say there were things we could have fixed in bankruptcy we didn’t fix. So that’s we thought was the advantage. American’s perspective was, at least for a while, we’d like to get out, just get this clean and control our own destiny and see what the future might hold before we decide to do that. In our case, look, our perspective was at US Airways, we’re here now, no telling what the future holds in our business. We should complete this transaction while everything is lined up. We did have employee alignment, we had both airlines were ready to go, so we thought this was the time to get it done.

Charlie Rose: Some people, and I’m one of them because I’m from North Carolina—

Doug Parker: I know that.

Charlie Rose: Yeah and we worry about service, that regional airports are not going to benefit greatly from all the consolidation, that you’re mainly interested in China and Brazil and emerging markets where all the traffic is.

Doug Parker: That’s not true. Particularly for the hub and spoke model that American and US Airways fly, US Airways has an enormous Charlotte, North Carolina hub, as you know serves all through the southeast, small markets through Charlotte and Philadelphia. This merger just creates a stronger hub and spoke airline. So service to small communities such as Ashville, North Carolina, just gets improved because the flights we have that exist there today will still be there but will be able to connect on to markets all throughout the world that we can’t provide as US Airways standalone but the new American Airlines will be able to provide.

Charlie Rose: What happens to frequent flyers?

Doug Parker: The frequent flyers are better off.

Charlie Rose: Why are they better off?

Doug Parker: Because anyone who has miles in the advantage program—

Charlie Rose: So they have both now?

Doug Parker: American’s program. Yes, AAdvantage. You’ll now be an AAdvantage member still. But if you’re a Dividend Miles member, you’ll move to the AAdvantage program, all your miles combine, so you’ll have more miles than you had before, combined into one program, and that program now allows you to fly to more places and earn and burn miles accordingly.

Charlie Rose: Do I hear you saying, and when you look ahead, there are challenges, but you feel pretty good about the future of the airline business, number one, that fares, because of consolidation and you’re more in charge of pricing, is not going to be a big issue?

Doug Parker: Yeah, I don’t know if I’d use all those exact words, but in concept, yeah, I think I would agree—

Charlie Rose: Fares are not going to go up because of consolidation, because of—

Doug Parker: I know the merger’s not going to do anything to affect fares. Fares will do what fares will do. Prices go up, demands imply changes, but as it relates to the merger, we’re keeping all the—nothing in our models have us increasing—creating revenues by increasing fares. It’s all about getting more customers onto the airline because we connect more people.

Charlie Rose: What’s your strategy for getting more customers on the plane? I mean, what do we want?

Doug Parker: Well, there are a lot of things our customers want, and we try and provide all that—

Charlie Rose: One is price.

Doug Parker: One is price. Very important is schedule, particularly to business passengers. “I want convenience of schedule.” This allows—the merger, again, allows us to do that in a way neither of us can do today and to compete with two airlines that are doing it better than we are with a bigger schedule. So schedule is extremely important. And, you know, being able to fly places people want to fly when they want to fly. This new airline will be able to do that better. Passengers want operational reliability—customers want operational reliability. You know, “Get me where you said you would get me, on time, with my bags.” But the industry is doing dramatically better on all those factors of late, over the last year we’re setting records in those measures. So we’re focusing much more on improving the reliability. But then the in-flight product, we all know, our customers have told us, they’d like to see more amenities returned to the airlines than they’ve seen in the past.

Charlie Rose: Always a price factor is the price of oil.

Doug Parker: Yeah.

Charlie Rose: What do you factor it in as, at what price, in your economic assumption?

Doug Parker: Well, for forecasting purposes, we go look at what the forward curve says. Which for the most part says it stays about where it is today, goes up a little bit. But for any sort of capital investment, before we decide to go invest a lot of capital, we obviously stress that, assuming they could go much higher. Because we know—we’ve seen that in the past.

Charlie Rose: I guess that means factor in the worst that could happen.

Doug Parker: Yeah, exactly. We learned that back in 2008, that fuel prices can always go much higher than even you possibly imagined. They went to $148 a barrel or some such number in 2008, and it had an enormous impact on our industry. And we’ve all learned from that. I think that’s a big part of what’s helped our industry get well, is the understanding that things can go so much worse than you can possibly imagine, that there’s been less capital. It’s a lot harder for someone to decide, “Let’s go start up a new airline,” for example, because this is such a hard business to do well in, that it’s hard for people to go and invest new capital in.

Charlie Rose: It is indeed hard. And another thing that people will argue about consolidation is that price wars generally are started by those people—by the smaller guy. That they’re trying to start the price war because they need the customers more and that with less smaller guys in the competition, it’s less likely to have the kind of price influence you’ve had in the past.

Doug Parker: Yeah, well there’s no reduction in smaller guys going on here. You know, Southwest is as large an airline as any of us now, and touting the fact that they’re the largest airline in the United States in terms of passengers. So Southwest is no longer a small guy as you say. And besides Southwest, we have jetBlue, Allegiant, Spirit, a number of others that are out there doing just that. And nothing’s stopping someone from starting one tomorrow, other than the fact that we’re so competitive that it’s really hard to make a return on your investment. But there are a lot of used airplanes out there, there are available employees, you can fly wherever you want, so there’s no barrier to entry here. It’s just it’s a really tough business.

Charlie Rose: By some metric, American will now be the largest airline in the world. What’s that metric?

Doug Parker: I think pretty much every metric.

Charlie Rose: Oh, it is every one?

Doug Parker: Well—certainly—

Charlie Rose: So you’re now the CEO, soon to be, of the biggest airline in the world.

Doug Parker: Yes sir. You can add that to the list of worries. Yes. And again, it’s—while we will be the largest, it’s just marginally larger than both United or Delta. So I view us all as about the same size. But on any metric you look at, we’ll be slightly larger. So yeah. But no, we’re prepared for it. It’s not about me; we have a team that is excited and ready to go do this. We’ve got teams at both airlines that we’re going to put together to create the best team in the industry. And we know how to do this. And I’m excited about it.

Charlie Rose: Okay. I’m sure you are—I mean I can tell by talking to you, you’re excited about it. But there is also things that are not necessarily within your responsibility, but because you were there, I want to ask you about it. Number one is this whole business about operating smartphones and operating tablets and operating iPads on the plane. What do you know about that?

Doug Parker: I’m happy to tell you this. If indeed the FAA comes to the conclusion that it’s not a safety issue, we’d love to see those regulations—

Charlie Rose: Because it makes your passengers happy.

Doug Parker: It makes our passengers happier; it makes our flight attendants happier. Our flight attendants don’t like walking through the cabin and telling everyone they have to turn off their devices. But they’re required to. Because they’re—certificate FAA. So they’re required to do it. So we think it would be a much better product if we didn’t have to, but safety comes first.

Charlie Rose: How hard is it to have Wi-Fi on every plane that flies?

Doug Parker: Well, it’s getting—

Charlie Rose: Is it a cost item?

Doug Parker: It’s somewhat of a cost item, but what we’re finding is the cost is worth incurring because customers are—that is a product that customers are beginning to actually—some customers, yeah, I know—

Charlie Rose: I choose planes based on Wi-Fi.

Doug Parker: Thank you, you finished my sentence. You and I both. There’s not a lot of our customers, but it doesn’t take many, that are saying, you know, “I’m not going to take this flight unless it has Wi-Fi on it. So once that happens, we all need to have it in place. And you’re seeing it coming in—

Charlie Rose: So why does it take so long? What’s the big deal?

Doug Parker: You have to actually put the equipment onto the airplane and get it to work. We’re all moving as fast as we—

Charlie Rose: Look, how many planes does US Airways have?

Doug Parker: About 350.

Charlie Rose: And how long would it take on every plane to put Wi-Fi on it? How long?

Doug Parker: We will have every airplane that’s going to remain in the fleet for an extended period of time—I told you, we’re retiring some of our older planes—but all the airplanes that are going to be in our fleet are going to be Wi-Fi-capable by the end of this year. It takes some time to put the equipment on board. But, you know, anyway, my experience of late has been it’s much more likely to find a Wi-Fi-capable airplane than to not. Certainly on US Airways.

Charlie Rose: And they just told me, because I can hear it over in my ear, that the judge here in Manhattan has approved the merger.

Doug Parker: Excellent news, thank you very much.

Charlie Rose: That’s pretty good, huh?

Doug Parker: That is good news. It’s not unexpected news.

Charlie Rose: Unexpected, yeah.

Doug Parker: But it’s still, it’s great news. That’s what should happen. What that means is American in bankruptcy needed approval from the bankruptcy court judge of the merger, and there was limited opposition, so it sounds as though the judge heard all the opposition—

Charlie Rose: So—and did the right thing.

Doug Parker: The judge did the right thing, yes.

Charlie Rose: But, I mean, you expected it, but you didn’t know it until I told you.

Doug Parker: No, you’re the first one to tell me. I appreciate it.

Charlie Rose: But let me—so I want to come back seriously.

Doug Parker: Please.

Charlie Rose: Is the airline sector a huge part of our economy?

Doug Parker: It’s enormous.

Charlie Rose: Is it really?

Doug Parker: Yeah, something on the order of one out of eight jobs is related somehow to the U.S. commercial aviation business. Just think about how important it is to, you know, all our daily lives.

Charlie Rose: One in eight jobs?

Doug Parker: Yeah. It’s an incredibly important part of the U.S. economy. One that we don’t think we get enough appreciation for in terms of the way we’re—in the way we’re taxed, for example. We’re taxed at some 20% of the ticket you buy in general goes to federal taxes and fees. That’s about the same—that’s higher than you see on cigarettes, or liquor. So we feel as we’re taxed much like a vice.

Charlie Rose: As if they don’t want you to use. To fly.

Doug Parker: Precisely. While at the same time we’re—

Charlie Rose: We don’t want you to do it because—and therefore, we’re going to tax you higher. One, smoke; two, drink; three, fly.

Doug Parker: That’s what it feels like sometimes. I don’t think that’s the policy but certainly that’s the taxation—those are the facts about taxation. So that hurts our ability to compete. And it hurts our ability to provide the best service we can, so we’re working on letting that be known and trying very hard as an industry to work to reduce our tax burden.

Charlie Rose: Okay, so you’ve got this merger that’s going to take place. Over the next five years, how do you expect American Airlines to change?

Doug Parker: Well, I think, and our goal will be over the next five years to go build what is the best airline in the world.

Charlie Rose: Defined by?

Doug Parker: Well, defined by the one customers want to fly. Defined by the one where employees want to work. That’s what I mean by. And certainly, you know, that’s a goal. We have the platform now. We have an airline that will be the largest in the world, but size isn’t—certainly isn’t everything. We need to go create—we’ve created an environment for our employees that is respectful of them and that gives them the tools they need to do their job, and lets them go do their job and gives them the ability to know they can build a career there for as long as they want, and the company is there for them. We need to go put a product out there for our customers that is as good or better than the competition on the routes we serve. And one that we, you know, again, we feel, and the people can look to and say, you know, while the best in the world may be subjective, that we’re always going to be in the sentence. And we’re not there now. We have a lot of work to do, but we can get the foundation in place to do that.

Charlie Rose: What’s the timeline for all of this?

Doug Parker: Well, we need department of justice approval, of course.

Charlie Rose: Right.

Doug Parker: We expect to get that sometime in the third—

Charlie Rose: It’s an antitrust question.

Doug Parker: It is. We expect to get that sometime in the third quarter. We don’t believe there are any issues whatsoever related to antitrust; highly complementary networks again.

Charlie Rose: And this happened in other airlines too.

Doug Parker: Yeah. So, we expect approval but we need to go through the process and make sure that we answer all the questions and we respect that. That will happen, we believe, sometime in the third quarter of this year. So once it’s closed we’re off and running.

Charlie Rose: Now, we’ll close with this, you said something, or have been quoted as saying something that I frequently quote myself. Winston Churchill famously said when he was going to 10 Downing,

“Everything I’ve done in my life”—he said this in ‘41—“has prepared me for this moment.” You said something similar, that everything you had done in terms of your professional life had prepared you to sort of take command of this new American Airlines.

Doug Parker: Yeah, I feel that way. You know, I started my career at American. I love American. I love the culture, the heritage, the people. So in that sense I’m an insider to American. But I also left American and did a number of other things. Went through, you know, a number of restructuring type issues at Northwest and America West, and then went through a merger with US Airways. All those things—and went through an attempt to merge with Delta that wasn’t successful.

Charlie Rose: Right.

Doug Parker: But all these things prepared us to learn to be prepared for this. And I think we executed the pursuit of the merger very well, because of all that we had learned.

Charlie Rose: Doug Parker, thank you for coming.

Doug Parker: Thank you very much.

Charlie Rose: It’s a pleasure to have you on.

Doug Parker: I appreciate it. Nice to see you.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.